BDT & MSD Partners, LLC

(SEC I.D. No. 8-68263)

STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2025, AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.



Deloitte & Touche LLP
111 South Wacker Drive
Chicago, IL 60606
USA

Tel: 312-486-1000
Fax: 312-247-1000
www2.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the members of BDT & MSD Partners, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of BDT & MSD Partners, LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Deloitte + Touche LLP

Chicago, Illinois
February 6, 2026

We have served as the Company's auditor since 2009.

BDT & MSD PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025

ASSETS

Cash and cash equivalents	$	20,583,877
Advisory fees and expense reimbursement receivables		9,622,600
Deposits and other receivables		574,721
TOTAL ASSETS	$	30,781,198

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Payable to BDT Capital Partners, LLC	$	4,494,627
Deferred advisory revenues		2,308,331
SIPC fee accrual		247,839
Accrued liabilities		123,936
Total Liabilities		7,174,733
MEMBER'S EQUITY		23,606,465
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	30,781,198

See accompanying notes to statement of financial condition.

**NOTES TO THE STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025**

1. **ORGANIZATION, NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES**

   Organization — BDT & MSD Partners, LLC (the "Company") is a wholly owned subsidiary of BDT & MSD Holdings, L.P. (the "Member"). The Company, a Delaware limited liability company, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company was formed on April 30, 2009, and was approved by the SEC and FINRA as a broker-dealer on October 14, 2009, whereby the Company commenced operations as a broker-dealer.

   Nature of Operations — The Company seeks to provide long term, unbiased, trusted, solution-based advice primarily to closely held companies and their senior leaders/owners in the following areas: merger and acquisition advice, capital sourcing and restructuring, analysis of public/private alternatives, dividend policy, family and management succession, family offices, governance, creation of family and management legacies, philanthropic initiatives, and generational stewardship of ownership or sale. The Company also acts as a placement agent in the private placement of securities.

   Use of Estimates — The statement of financial condition was prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), which require management to make estimates and assumptions that affect the amounts reported in the financial statement and related notes for the year presented. Actual results could differ from management's estimates.

   Deferred Advisory Revenues — Fees for advisory retainer services are recognized as income as the services are rendered and based on the parameters defined in the respective engagement letters. Any fees received in advance of the services being performed are recorded as deferred advisory fees on the statement of financial condition.

   Cash and Cash Equivalents — The Company has defined cash equivalents as highly liquid investments with original maturities of three months or less at the date of purchase that are not held for sale in the ordinary course of business. As of December 31, 2025, the balance reflected on the statement of financial condition represented cash held at a major United States banking institution.

   Income Taxes — The Company is a single member LLC and as such is not subject to federal or state income tax as taxable income is allocated to the Member for inclusion in the Member's tax returns. In accordance with the authoritative guidance for uncertainty in income taxes included within Financial Accounting Standards Board ("FASB") ASC 740, *Income Taxes*, the Company reviews and evaluates tax positions in its major jurisdictions and determines whether or not there are uncertain tax positions that require financial statement recognition. Based on this review, the Company has determined that no reserves for uncertain tax positions were required. The Company is additionally not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will change materially in the next twelve months. As a result, no income tax liability has been recorded in the accompanying statement of financial condition.

2. RELATED PARTY TRANSACTIONS

The Company, MSD Partners, L.P. and BDT Capital Partners, LLC ("BDTCP" and collectively as "BDT & MSD"), both affiliated entities, have entered into an Administrative Service and Expense Agreement ("ASEA"). The costs, both fixed and variable, incurred and paid by BDT & MSD shall be allocated to the Company in accordance with the allocation methodology defined in the ASEA. Salaries, incentives, and benefits are allocated prorata based on employees' monthly time allocation. Rent, utilities, premises, security, training, IT, market data, telecommunications, insurance, and other costs are allocated based on usage associated with headcount and allocated based on employees' average time charged to the Company.

Further, as an administrative function, BDT & MSD pay various expenses on behalf of the Company (primarily legal costs, professional fees, certain regulatory fees and reimbursed advisory expenses) for which BDT & MSD submit these expenses for reimbursement from the Company on a periodic basis.

The payable to BDT & MSD of $4,494,627 is included in Payable to BDT Capital Partners, LLC on the statement of financial condition and represents the amounts due under the ASEA as of December 31, 2025 as well as reimbursed advisory expenses and direct expenses paid by BDT & MSD on behalf of the Company.

3. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company maintains a bank account with a balance that may exceed federally insured limits. To mitigate this risk, the Company maintains its cash balance at a large well capitalized bank. The Company monitors exposure to credit risk. The Company's exposure associated with counterparty nonperformance on such financial instruments as of December 31, 2025 is limited to the amounts reflected on the statement of financial condition.

4. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company may be threatened with, or named as a defendant in, lawsuits, arbitrations, and administrative claims. Such matters that are reported to and investigated by regulators (e.g. the SEC or FINRA) may, if pursued, result in formal arbitration claims being filed against the Company and/or disciplinary action being taken against the Company. Any such claims or disciplinary actions that are decided against the Company may harm the Company's business. The Company is also subject to periodic regulatory audits and inspections which may result in fines or other disciplinary actions. Unfavorable outcomes in such matters may result in a material impact to the Company's financial position. As of December 31, 2025, management is not aware of any commitments or contingencies that may have a material impact on the statement of financial condition.

5.   **NET CAPITAL REQUIREMENT**

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1") under the Securities Exchange Act of 1934, which requires that the Company maintain minimum net capital equivalent to the greater of $100,000 or 6-2/3% of aggregated indebtedness, as these terms are defined. At December 31, 2025, the Company had net capital, as defined, of $13,409,144, which was $12,930,828 in excess of its required net capital of $478,316. The Company's percentage of aggregate indebtedness to net capital was 53.51% at December 31, 2025.

6.   **SUBSEQUENT EVENTS**

Management has evaluated subsequent events for the Company through the date the statement of financial condition was issued and has concluded that there are no subsequent events relevant for financial statement disclosure other than a $17,000,000 capital distribution made in January 2026 to the Member.

* * * * * *